UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 June 2023
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Continues Share Buyback Programme

Press Release
CRH Continues Share Buyback Programme

CRH plc, the leader in building materials solutions, is pleased to announce that it has completed the latest phase of its share buyback programme, returning a further $0.7 billion of cash to shareholders.

Between 31 March 2023 and 29 June 2023, 14.2 million ordinary shares were repurchased on Euronext Dublin and the London Stock Exchange. This brings total cash returned to shareholders under our ongoing share buyback programme to $5 billion since its commencement in May 2018.

CRH today also announces that it has entered into arrangements with Societe Generale to repurchase ordinary shares on CRH's behalf for a maximum consideration of $1 billion* (the "Buyback"). The Buyback will commence today, 30 June 2023, and will end no later than 22 September 2023. This $1 billion tranche is the second stage of the wider $3 billion programme announced on 2 March 2023.

Under the terms of the Buyback, ordinary shares will be repurchased on the London Stock Exchange and/or Euronext Dublin. CRH has entered into non-discretionary instructions with Societe General, acting as principal, to conduct the Buyback on CRH's behalf and to make trading decisions under the Buyback independently of CRH in accordance with certain pre-set parameters.

The purpose of the Buyback is to reduce the share capital of CRH and it will be conducted within the limitations of the authority granted at CRH's AGM on 27 April 2023 to repurchase up to 10% of the Company's ordinary shares in issue (being 51,609,496 ordinary shares following the completion of the latest phase of the buyback programme).

The Buyback will also be conducted within the parameters prescribed by the Commission Delegated Regulation (EU) 2016/1052 and the Market Abuse Regulation 596/2014 (including as it forms part of retained EU law in the United Kingdom ("UK") from time to time, and, where relevant, pursuant to the UK's European Union (Withdrawal) Act 2018 and the UK's Market Abuse (Amendment) (EU Exit) Regulations 2019) and Chapter 12 of the UK Financial Conduct Authority's Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

Any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

* Being an amount equal to €920 million (based on a FX rate of $1.00:€0.92 fixed for the duration of the Buyback).

***

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Jim Mintern	Chief Financial Officer
Frank Heisterkamp	Director of Capital Markets & ESG
Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 locations in 29 countries, CRH has market leadership positions in both North America and in Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 30 June 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary